8/18/04

AM 9/21

UNITED
SECURITIES AND EXC
Washington

04019850

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 1 8 2004
DIVISION OF MARKET REGULATION

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

CW 9/21

| SEC FILE NUMBER |
|---|
| 8- 6628 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 4/1/03 (MM/DD/YY) AND ENDING 3/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Geary + Geary

| OFFICIAL USE ONLY |
|---|
| FIRM ID NO |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Co PC

(Name — if individual, state last, first, middle name)

PROCESSED
SEP 2 3 2004
THOMSON FINANCIAL

(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM

1/22/04

GEARY & GEARY, INC.

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT
PURSUANT TO RULE 17a-5

MARCH 31, 2004

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 1 8 2004
DIVISION OF MARKET REGULATION

GEARY & GEARY, INC.

CONTENTS

**DUNLEAVY & COMPANY, P.C.**
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

*(708) 489-1680*
*Fax: (708) 489-1717*

## INDEPENDENT AUDITORS' REPORT

Board of Directors
Geary & Geary, Inc.

We have audited the accompanying statement of financial condition of Geary & Geary, Inc. as of March 31, 2004 and the related statements of income, changes in shareholders' equity and cash flows for the fifteen months then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Geary & Geary, Inc. as of March 31, 2004 and the results of its operations and its cash flows for the fifteen months then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule included with this report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
April 16, 2004

GEARY & GEARY, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2004

ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 7,998 |
| Commissions receivable | | 1,124 |
| Equipment at cost (net of accumulated depreciation of $18,358) | | 4,944 |
| TOTAL ASSETS | $ | 14,066 |

LIABILITIES AND SHAREHOLDERS' EQUITY

| | | |
|---|---|---|
| LIABILITIES | | |
| Accounts payable, accrued expenses and other liabilities | $ | 1,036 |
| Commissions payable | | 194 |
| Total Liabilities | $ | 1,230 |
| SHAREHOLDERS' EQUITY | | |
| Common stock, $1 par value; authorized 1,000 shares, issued and outstanding 1,000 shares | $ | 1,000 |
| Additional paid in capital | | 16,500 |
| Retained earnings (deficit) | | (4,664) |
| Total Shareholders' Equity | $ | 12,836 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $ | 14,066 |

The accompanying notes are an integral part of these financial statements.

# GEARY & GEARY, INC.

## STATEMENT OF INCOME

### FOR THE FIFTEEN MONTHS ENDED MARCH 31, 2004

| | | |
|---|---|---|
| REVENUE | | |
| Commissions | $ | 57,234 |
| Other | | 796 |
| Total Revenue | $ | 58,030 |
| EXPENSES | | |
| Commissions | $ | 6,231 |
| Clearing and execution charges | | 2,746 |
| Communications | | 6,116 |
| Management fees | | 38,213 |
| Other expenses | | 20,128 |
| Total Expenses | $ | 73,434 |
| NET INCOME (LOSS) | $ | (15,404) |

The accompanying notes are an integral part of these financial statements.

GEARY & GEARY, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE FIFTEEN MONTHS ENDED MARCH 31, 2004

| | Common Stock | Additional Paid-In Capital | Retained Earnings (Deficit) | Total Shareholders' Equity |
|---|---|---|---|---|
| Balance-Beginning of Period | $ 1,000 | $ 16,500 | $ 10,740 | $ 28,240 |
| Net Loss | | | (15,404) | (15,404) |
| BALANCE-END OF PERIOD | $ 1,000 | $ 16,500 | $ (4,664) | $ 12,836 |

The accompanying notes are an integral part of these financial statements.

GEARY & GEARY, INC.

STATEMENT OF CASH FLOWS

FOR THE FIFTEEN MONTHS ENDED MARCH 31, 2004

| | |
|---|---|
| Cash Flows from Operating Activities | |
| Net Income (Loss) | $ (15,404) |
| Adjustments: | |
| Depreciation | 4,500 |
| Forgiveness of related party note payable | (8,000) |
| Loss on sale/abandonment of furniture and leasehold | 10,529 |
| Decrease in commissions receivable | (2,795) |
| Decrease in accrued expenses | (6,881) |
| Other items, net | 2,701 |
| Net Cash Flow Provided (Used) by Operations | $ (15,350) |
| Cash Flows from Investing Activities | |
| Purchase of equipment | $ (974) |
| Proceeds from sale of equipment | 3,030 |
| Repayment of capital leases | (3,362) |
| Net Cash Flow Provided (Used) by Investing Activities | $ (1,306) |
| Net Cash Flow Provided (Used) by Financing Activities | $ -0- |
| Net Increase (Decrease) in Cash and Cash Equivalents | $ (16,656) |
| Cash and Cash Equivalents Balance at December 31, 2002 | $ 24,654 |
| Cash and Cash Equivalents Balance at March 31, 2004 | $ 7,998 |

The accompanying notes are an integral part of these financial statements.

GEARY & GEARY, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2004

GEARY & GEARY, INC.

NOTES TO FINANCIAL STATEMENTS

FIFTEEN MONTHS ENDED MARCH 31, 2004

## NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Illinois on November 4, 1997. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities.

Commission Revenue - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Equipment - Depreciation of equipment is provided over a five year period using an accelerated method.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc. the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2004, the Company's net capital and required net capital were $6,768 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 18%.

GEARY & GEARY, INC.

NOTE 3 - RELATED PARTY INFORMATION

Through common ownership the Company is affiliated with Lawrence A. Olson & Associates, Inc. During the fifteen months ended March 31, 2004, the Company incurred management fees of $38,213 to that entity.

The Company's principal shareholder has generated a majority of the Company's commission income, but has been paid no compensation pertaining to that income.

During the fifteen months ended March 31, 2004, a related party lender of a note payable totaling $8,000 forgave the loan, resulting in income of the same amount to the Company.

NOTE 4 - STATEMENT OF CASH FLOWS - SUPPLEMENTAL INFORMATION

During the fifteen months ended March 31, 2004, the Company relocated and either sold or abandoned furniture and leasehold improvements with a net book value of $10,529.

In addition, interest paid for the period was $555.

NOTE 5 - INCOME TAXES

The Company has elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the Company's sole shareholder.

SUPPLEMENTARY INFORMATION

GEARY & GEARY, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

MARCH 31, 2004

| | |
|---|---|
| **NET CAPITAL COMPUTATION** | |
| Shareholders' equity | $ 12,836 |
| Deductions: | |
| Nonallowable assets | 6,068 |
| NET CAPITAL | $ 6,768 |
| | |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | |
| Minimum net capital required (6 2/3% of aggregate indebtedness) | $ 82 |
| Minimum dollar net capital requirement | $ 5,000 |
| Net capital requirement | $ 5,000 |
| | |
| **COMPUTATION OF AGGREGATE INDEBTEDNESS** | |
| Total liabilities | $ 1,230 |
| Percentage of Aggregate Indebtedness to Net Capital | 18% |
| | |
| **RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5 AS OF MARCH 31, 2004)** | |
| Net capital, as reported in Company's Part IIA (unaudited) FOCUS Report | $ 8,822 |
| Adjustment to cash | (1,409) |
| Other, net | (645) |
| Net Capital, Per Above | $ 6,768 |

See Accompanying Auditors' Report.

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

**DUNLEAVY & COMPANY, P.C.**
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

*(708) 489-1680*
*Fax: (708) 489-1717*

Board of Directors
Geary & Geary, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Geary & Geary, Inc. for the fifteen months ended March 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Geary & Geary, Inc. for the fifteen months ended March 31, 2004 and this report does not effect our report thereon dated April 16, 2004. In addition, no facts came to our attention which would indicate the Company was not in compliance with its type k(1) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

DUNLEAVY & COMPANY, P.C.
Certified Public Accountants

Blue Island, Illinois
April 16, 2004

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Geary & Geary, Inc. for the fifteen months ended March 31, 2004 and this report does not effect our report thereon dated April 16, 2004. In addition, no facts came to our attention which would indicate the Company was not in compliance with its type k(1) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors and management and should not be used for any other purpose.

DUNLEAVY & COMPANY, P.C.
Certified Public Accountants

Blue Island, Illinois
April 16, 2004

**DUNLEAVY & COMPANY, P.C.**
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

*(708) 489-1680*
*Fax: (708) 489-1717*

## INDEPENDENT AUDITORS' REPORT

Board of Directors
Geary & Geary, Inc.

We have audited the accompanying statement of financial condition of Geary & Geary, Inc. as of March 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Geary & Geary, Inc. as of March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
April 16, 2004

GEARY & GEARY, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2004

ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 7,998 |
| Commissions receivable | | 1,124 |
| Equipment at cost (net of accumulated depreciation of $18,358) | | 4,944 |
| TOTAL ASSETS | $ | 14,066 |

LIABILITIES AND SHAREHOLDERS' EQUITY

| | | |
|---|---|---|
| LIABILITIES | | |
| Accounts payable, accrued expenses and other liabilities | $ | 1,036 |
| Commissions payable | | 194 |
| Total Liabilities | $ | 1,230 |
| SHAREHOLDERS' EQUITY | | |
| Common stock, $1 par value; authorized 1,000 shares, issued and outstanding 1,000 shares | $ | 1,000 |
| Additional paid in capital | | 16,500 |
| Retained earnings (deficit) | | (4,664) |
| Total Shareholders' Equity | $ | 12,836 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $ | 14,066 |

The accompanying notes are an integral part of this financial statement.